UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         DIGITAL LIFESTYLES GROUP, INC.
                 (formerly known as Northgate Innovations, Inc.)
                 -----------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.03 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    666428107
                                    ---------
                                 (CUSIP Number)

                                  July 27, 2004
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.  666428107                                           Page 2 of 5 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  DANIEL A. PAGE

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [   ]
                                                     b.       [   ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          1,091,352
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,091,352
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,091,352

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.8%

12       Type of Reporting Person (See Instructions)

                                    IN

                                                               Page 3 of 5 Pages

Item 1(a)         Name of Issuer:

                  Digital Lifestyles Group, Inc. (formerly known as Northgate Innovations, Inc.) (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1001 S. Capital of Texas Hwy., Building I, Suite 200 Austin, TX 78746

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of Mr. Daniel A. Page ("Mr. Page," and/or the "Reporting Person") and relates to Shares (as defined herein) held for the account of the Reporting Person.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of the Reporting Person is P.O. Box 574, Crossville, TX 38557.

Item 2(c)         Citizenship:

                  Mr. Page is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.03 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  666428107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  Mr. Page may be deemed the beneficial owner of 1,091,352 Shares held for his account. Of this amount, title to 1,054,852 Shares was transferred, subject to certain forfeiture provisions, to Mr. Page on December 9, 2003 in consideration for certain consulting services to be rendered to Glenbrook Group, LLC ("Glenbrook"). Glenbrook maintained physical possession of such Shares until their distribution to Mr. Page on July 27, 2004.

Item 4(b)         Percent of Class:

                  The number of Shares of which Mr. Page may be deemed to beneficially own constitutes 5.8% of the total number of Shares outstanding.

                                                               Page 4 of 5 Pages

Item 4(c)         Number of shares as to which such person has:

    Mr. Page
    --------
    (i)       Sole power to vote or direct the vote:                   1,091,352
    (ii)      Shared power to vote or to direct the vote                       0
    (iii)     Sole power to dispose or to direct the disposition of    1,091,352
    (iv)      Shared power to dispose or to direct the disposition of          0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More  than  Five  Percent on  Behalf of  Another
                  Person:

                  Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the outstanding Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 5 of 5 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    August 16, 2004            DANIEL A. PAGE


                                    /s/ DANIEL A. PAGE
                                    --------------------------------------------